STATE OF NEVADA

ROSS MILLER
Secretary of State

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Certified Copy

February 14, 2014

Job Number: C20140214-1540
Reference Number:
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	Description	Number of Pages
20140111631-90	Certificate of Designation	4 Pages/1 Copies

Respectfully,

ROSS MILLER
Secretary of State

Certified By: Nita Hibshman
Certificate Number: C20140214-1540
You may verify this certificate
online at **http://www.nvsos.gov/**

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138

150101

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
Ross Miller Secretary of State State of Nevada	20140111631-90
	Filing Date and Time: 02/14/2014 9:57 AM
	Entity Number: E0606662011-7

Certificate of Designation
(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations
(Pursuant to NRS 78.1955)

1. Name of corporation:

Wytec International, Inc.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

1. Designation

The number of authorized shares of Preferred Stock is 5,000,000, 4,100,000 of which are hereby designated as "Series A Preferred Stock," with the rights, preferences, privileges, and restrictions set forth in this Certificate.

2. Voting Rights

The Series A Preferred Stock has no voting rights.

(continued)

3. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X William H. Gray
Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

3. **Dividends**

The holders of the Series A Preferred Stock are not entitled to any dividends unless and until the Series A Preferred Stock is converted into Common Stock in accordance with Paragraph 4 of this Certificate of Designation.

4. **Conversion**

Each holder of Series A Preferred Stock may, at his sole option at any time after the Series A Preferred Stock is issued and, if applicable, until it is redeemed by the Company, convert any or all of his shares of Series A Preferred Stock into shares of Common Stock at a conversion rate of one (1) share of Common Stock for each share of Series A Preferred Stock converted. Each share of Series A Preferred Stock will automatically convert into one share of common stock (a) if the Company's Common Stock commences public trading on the NASDAQ Capital Market or better, (b) if the holder of the Series A Preferred Stockholder receives distributions from the Company's Net Profits Pool equal to their original purchase price paid for their Registered Links, or (c) five years after the date of issuance of the Series A Preferred Stock.

In order to exercise the conversion privilege, a holder shall give written notice to the Company stating that such holder elects to convert one or more shares of Series A Preferred Stock and the number of such shares to be converted. The notice must be accompanied by the certificate evidencing the shares of Series A Preferred Stock being converted. If less than all shares evidenced by such certificate are converted, a new certificate for such remaining shares of Series A Preferred Stock will be issued by the Company. Shares of Series A Preferred Stock so converted will be deemed to have been converted immediately prior to the close of business on the date of receipt of such notice, even if the Company's stock transfer books are at that time closed, and such holder will be treated for all purposes as the record owner of the shares deliverable upon such conversion as of the close of business on such date. The Company will issue certificates for the Common Stock into which the Series A Preferred Stock is converted or as soon as practicable after the effective date of the conversion. If less than all of the Series A Preferred Stock evidenced by a certificate is converted, then upon the surrender of said certificate, a new certificate of said Series A Preferred Stock for the remaining shares of Series A Preferred Stock will be issued by the Company.

The issue of Common Stock certificates on conversion shall be made without charge to the holder for any tax in respect of the issue thereof, except taxes, if any, on the income of the holder. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares of Common Stock in any name other than that of the holder.

5. **Adjustment of Shares and Price**

The number of shares of Common Stock into which the Series A Preferred Stock is convertible pursuant to Paragraph 4 herein is subject to proportionate adjustment from time to time in the event (i) the Company subdivides or combines its outstanding Common Stock into a greater or smaller number of shares, including stock splits and stock dividends payable in stock, rights or convertible securities; or (ii) of a reorganization or reclassification of the Company's Common Stock, the consolidation or merger of the Company with or into another company, the sale, conveyance or other transfer of substantially all of the Company's assets to another corporation or other similar event, whereby securities or other assets are issuable or distributable to the holders of the outstanding Common Stock of the Company upon the occurrence of any such event; or (iii) of the issuance by the Company to the holders of its Common Stock of securities convertible into, or exchangeable for, such shares of Common Stock.

6. **Liquidation**

(a) In the event of any liquidation, dissolution or winding up of the Company, the holders of Series A Preferred Stock then outstanding shall be entitled to be paid, out of the assets of the Company available for distribution to its shareholders, a preference (the "Liquidation Preference"), whether from capital surplus or earnings, before any payment or declaration and setting apart for payment of any amount is made with respect to the Common Stock of the Company, and pro rata with the outstanding Series A Preferred Stock based on the relative aggregate amount of liquidation preference of the outstanding shares of each of said classes of Preferred Stock. The amount of the Liquidation Preference shall be one dollar fifty cents ($1.50) per share and no more. If the assets of the Company available for distribution to its shareholders are insufficient to pay the full Liquidation Preference to holders of the Series A Preferred Stock, such holders of said Series A Preferred Stock shall share ratably in any distribution of assets according to the respective amounts which would be payable with respect to the shares held by them upon distribution if all amounts payable with respect to said shares were paid in full.

(b) After the payment of the Liquidation Preference and any other distribution that may be required with respect to any series of Preferred Stock that may from time to time come into existence, the remaining assets of the Company legally available for distribution, if any, shall be distributed ratably to the holders of the Common Stock and the holders of the Series A Preferred Stock on an as-if converted basis.

(c) The following events shall be considered a liquidation under this Paragraph 6:

(i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the outstanding shares of the Company are exchanged for securities or other consideration issued by or on behalf of the acquiring corporation or as a result of which the shareholders of the Company immediately prior to such transaction hold less than 50% of the equity securities of the surviving or resulting corporation, excluding any consolidation or merger effected exclusively to change the domicile of the Company and any consolidation or merger affected exclusively with an entity that has no meaningful business or operations for the purpose of creating a public market for the Company's Common Stock (an "**Acquisition**"); or

(ii) a sale, lease or other disposition of all or substantially all of the assets of the Company (an "**Asset Transfer**").

(d) In any of such events, if the consideration received is other than cash, its value will be deemed to be its fair market value as determined in good faith by the Board of Directors. Any securities shall be valued as follows:

(i) Securities not subject to investment letter or other similar restrictions on free marketability covered by (ii) below:

(1) If traded on a securities exchange or through the Nasdaq National Market, the value shall be deemed to be the average of the closing prices of the securities on such quotation system over the thirty (30) day period ending three (3) days prior to the closing of such Acquisition or Asset Transfer;

(2) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty (30) day period ending three (3) days prior to the closing of such Acquisition or Asset Transfer; and

(3) If there is no active public market, the value shall be the fair market value thereof, as determined by the Board of Directors.

(ii) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a shareholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in (i) (1), (2) or (3) to reflect the approximate fair market value thereof, as determined by the Board of Directors.

7. **Notices**

Any notice required by the provisions hereof to be given to the holders of shares of Series A Preferred Stock shall be deemed given when personally delivered to such holder or five business days after the same has been deposited in the United States mail, certified or registered mail, return receipt requested, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Company.